Exhibit 99.1

Wheaton Precious Metals Launches Third Annual $1 Million Future of Mining Challenge Focused on Mine Optimization and Reducing Land Impacts

VANCOUVER, BC, June 4, 2026 /CNW/ - Advancing into its third year, Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the return of its Future of Mining Challenge, calling on innovators worldwide to propose solutions that optimize mining and address land impacts.

"Mining resources underpin nearly every sector, and as global demand grows, the need to produce them responsibly has never been greater," said Haytham Hodaly, President and Chief Executive Officer of Wheaton. "We believe innovation is key to improving efficiency, enhancing performance, and reducing environmental impacts. The third edition of the Future of Mining Challenge is focused on advancing solutions that optimize mining methods and reduce impacts on land. We have been encouraged by the creativity and progress of past participants and look forward to the ideas this year's challenge will bring."

For the 2026/2027 challenge, Wheaton will award US$1 million to a cleantech venture with an innovative technology that seeks to either strengthen orebody knowledge or improve extraction methods.

"It is remarkable to see how far mining has advanced, driven by the ingenuity of entrepreneurial minds committed to progressing the industry forward," said Patrick Drouin, Chief Sustainability Officer of Wheaton. "By backing bold, early-stage technologies, we hope to accelerate the next generation of solutions that improve performance and reduce environmental impact."

Wheaton invites cleantech innovators worldwide to participate in its Future of Mining Challenge and will accept expressions of interest until 11:59 p.m. (Pacific Time) on Friday, August 21, 2026. Once all expressions of interest have been reviewed, Wheaton will invite select ventures to submit a full application in September 2026. An information session will be held in early July to provide guidance for applicants and address questions on the process.

Once again, Wheaton is collaborating with the University of British Columbia's Sauder School of Business, working closely with a team that brings deep expertise in venture building and early-stage innovation support. The winner of the 2026/2027 Future of Mining Challenge will be announced in March 2027 during the PDAC Convention in Toronto, the largest mining conference in the world.

The 2025/2026 Future of Mining Challenge, announced earlier this year, focused on sustainable water management. Cetos Water was named the winner and awarded US$1 million in recognition of its innovative technology, which transforms wastewater generated by mining operations into clean, reusable water.

For more information about Wheaton's Future of Mining Challenge and how to submit an expression of interest, please visit www.futureofmining.ca.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

Cautionary Note Regarding Forward Looking-Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to innovative mining technology, the potential success of that technology, and its ability to be commercialized, ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks relates to the ability to identify innovative mining technology, the potential success of that technology and the ability to commercialize that technology, risks related to the ability to achieve  ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2025 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2025, both available on SEDAR+ and in Wheaton's Form 6-K filed March 12, 2026, all available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that Wheaton will be able to identify innovative mining technology, ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and such other assumptions and factors as set out in the Disclosure.

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SOURCE Wheaton Precious Metals Corp.

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For further information: For further information: Media Contact, Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: Simona.Antolak@wheatonpm.com; Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 04-JUN-26